December 26, 2018

William R. Broaddrick
Chief Financial Officer
Ring Energy, Inc.
901 West Wall St, 3rd Floor
Midland, TX, 79702

       Re: Ring Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2017
           Filed March 15, 2018
           File No. 001-36057

Dear Mr. Broaddrick:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2017

Properties
Proved Undeveloped Reserves, page 17

1. Expand your disclosure to discuss the investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited, to the capital expenditures incurred during the year. Also resolve the apparent inconsistency in the figures for the "future capital expenditures" and the "estimated development costs" presented page 18. Refer to Item 1203(c) of Regulation S-K.
Internal Controls Over Reserves Estimates, page 18

2. If you represent that your reserves were prepared or audited by third party independent consultants, you must additionally disclose the qualifications of the technical person within each of the third party engineering firms, e.g. Cawley, Gillespie & Associates, Inc.
      and Williamson Petroleum Consultants, Inc., primarily responsible for overseeing the
 William R. Broaddrick
FirstName LastNameWilliam R. Broaddrick
Ring Energy, Inc.
Comapany26, 2018 Energy, Inc.
December NameRing
December 26, 2018 Page 2
Page 2
FirstName LastName
         preparation of such estimates. Refer to the requirements pursuant to
Item 1202(a)(7) of
         Regulation S-K.
Acreage, page 19

3. Expand your disclosure to provide the expiration dates of material amounts of undeveloped acreage. Refer to Item 1208(b) of Regulation S-K.
4. Tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, expand your disclosure to identify the number of locations, the related net reserve quantities and the steps which would be necessary to extend the time to the expiration of such leases.
         Refer to Rule 4-10(a)(26) of Regulation S-X
Production History, page 19

5. Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each individual field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-
         X.
Drilling Activity, page 20

6. Expand your disclosure to additionally provide the total number of net development wells drilled, the total number of net exploratory wells drilled and the extent that you drilled any dry development and/or exploratory wells. Refer to Item 1205 of Regulation S-K. Also modify your use of the term "science wells" to conform your disclosure to one of the well types identified in Item 1205(b)(2) of Regulation S-K or in Rule 4-10(a) of Regulation S-
         X.
7. Expand the disclosure of your drilling activities to additionally discuss your present activities, such as the number of wells in the process of being drilled (including wells temporarily suspended), waterfloods in the process of being installed, pressure maintenance operations, and any other related activities of material importance subsequent to the fiscal year-end. Refer to Item 1206 of Regulation S-K. Financial Statements
Notes to Financial Statements
Note 13 - Income Taxes, page F-20

8. We note you reported losses for the years ended December 31, 2017 and December 31,
         2016, and that you reported cumulative losses for the three year periods ended December
         31, 2017 and December 31, 2016. In view of these factors, explain to us your basis for recognizing a net deferred tax asset as of December 31, 2017 and December 31, 2016. As part of you response, explain to us how you considered the guidance in FASB ASC
 William R. Broaddrick
FirstName LastNameWilliam R. Broaddrick
Ring Energy, Inc.
Comapany26, 2018 Energy, Inc.
December NameRing
December 26, 2018 Page 3
Page 3
FirstName LastName

         paragraphs 740-10-30-2(b), 740-10-30-17, 740-10-30-21 and
740-10-30-23.
Supplemental Information on Oil and Gas Producing Activities (Unaudited) Reserves Quantities Information, page F-22

9. Expand your tabular presentation of proved reserves to additionally provide the separate disclosure of the net quantities by product type of proved undeveloped reserves at the beginning and end of each period presented. Refer to the illustration in Example 1 of
         FASB ASC 932-235-50-2. Also resolve the apparent inconsistency in the figures disclosed as proved developed reserves at the end of 2016 with the comparable estimates provided elsewhere on page 16. Refer to the disclosure requirements for proved developed and proved undeveloped reserves under FASB ASC 932-235-50-4.
10. The disclosure of the changes in your proved reserves appears to combine changes from two separate and unrelated causes into a single line item entry, e.g. improved recovery and extensions and discoveries. Refer to the description of the change categories under FASB
         ASC 932-235-50-5 and revise your disclosure to clearly and separately address each required change category. This comment also applies to the comparable disclosure of the changes in your proved undeveloped reserves provided on page 17.
11. Expand your disclosure to provide an explanation of the significant changes related to each line item entry other than production. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. The disclosure relating to revisions in the previous estimates of your reserves should identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.
Exhibits, Financial Statement Schedule
Exhibit Number 99.1, page 47

12. The reserve report that you have filed does not include certain information required by
         Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report that includes the following information.

             A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

             An explanation of the types of costs represented under the line item entry "Other
             Deductions" shown in the tabular shown in the tabular presentation of the results of the audit as part of the primary economic assumptions (Item 1202(a)(8)(v)).
 William R. Broaddrick
FirstName LastNameWilliam R. Broaddrick
Ring Energy, Inc.
Comapany26, 2018 Energy, Inc.
December NameRing
December 26, 2018 Page 4
Page 4
FirstName LastName
Exhibit Number 99.2, page 47

13. The reserve report that you have filed does not include certain information required by
         Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report that includes the following information.

             The assumptions, data, methods and procedures used in connection with the preparation of the report, including a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item
             1202(a)(8)(iv)).

             A discussion of the primary economic assumptions, including initial benchmark and volume weighted average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, for the reserves included in the report (Item 1202(a)(8)(v)).

             A discussion of the possible effects of regulation on the ability of the Company to recover the estimated reserves (Item 1202(a)(8)(vi)).

             A discussion of the inherent uncertainties of reserves estimates (Item 1202(a)(8)(viii)).

             A statement that the third party has used all procedures as it considered necessary under the circumstances to prepare the report (Item
1202(a)(8)(viii)).
14. The reserve report refers to additional supplemental information that is not included with the report, e.g. "Definitions" that describe all categories of reserves and a "Discussion"
         that describes the basis of the evaluation. Obtain and file a revised report to include the referenced supplemental information. Alternatively, remove the reference if you do not intend to include this supplemental information.
General

15. We note your website www.ringenergy.com contains links to various news releases of your quarterly results. However, you do not appear to have furnished this information on
         Form 8-K. Explain to us how you have considered the requirements of
Item 2.02 of Form
         8-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William R. Broaddrick
Ring Energy, Inc.
December 26, 2018
Page 5

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Brad Skinner,
Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699.



FirstName LastNameWilliam R. Broaddrick                  Sincerely,
Comapany NameRing Energy, Inc.
                                                         Division of
Corporation Finance
December 26, 2018 Page 5                                 Office of Natural
Resources
FirstName LastName